FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date March 28, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: March 21, 2005

NEWS RELEASE 05-07

For Further Information Contact:

         Jean Pierre Jutras at 1-403-269-6753

         Web:  www.tylerresources.com

Continued success in copper exploration and first high grade gold in core including 1.88 meters grading 1.43 Oz/ton (44.5 g/t) gold and 1.59 Oz/ton (49.5 g/t) silver at Bahuerachi Main Zone.

Second diamond drill rig being mobilized.

Tyler Resources Inc. is pleased to announce assay results received for drill holes #18, 19 and 20 from the Main Zone, Bahuerachi project.  As expected from surface data, holes drilled to the north (DDH#18) show a large, low grade porphyry hosted and porphyry related section of mineralization while sections to the south (DDH#19 and 20) continue to identify wide high grade breccia/skarn bodies carrying copper, gold, silver, molybdenum and locally zinc associated with smaller porphyry bodies.

Significant intervals for drill holes BAH #18 to #20.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-18	51.55	160.58	109.03	0.40	0.04	2.7	-	0.02	QFP/Sediments/Skarn
Including	126.15	146	19.85	0.98	0.1	4.4	-	0.029	QFP/Skarn
BAH-18	163.85	183.1 (EOH)	19.25	0.20	0.01	1.7	-	0.023	QFP/QFP breccia
BAH-19	119.25	122	2.75	0.37	0.06	63.5	0.33	-	Limestone/CRD*
BAH-19	127.8	128.7	0.9	0.09	0.04	7.6	5.16	-	Limestone/CRD*
BAH-19	129.95	130.85	0.9	0.04	0.03	5.4	3.21		Limestone/CRD*
BAH-19	174.54	184.05 (EOH)**	9.51	1.5	0.14	20.6	0.38	-	Skarn/Breccia
BAH-20	12.45	59.83	47.38	0.34	1.79	5.9		0.032	QFP/Skarn/Breccia
Including	57.95	59.83	1.88	0.38	44.7	49.5	-	-	Skarn
	59.83	61.15	Lost core
BAH-20	103.55	114.1	10.55	1.06	0.1	22.13	0.76	-	Skarn
	114.1	114.6	Lost core
BAH-20	114.6	202.6	88	0.60	0.07	9.3	0.22	-	Porphyry/Skarn/Sediments

*CRD (carbonate replacement)  style mineralization consists of limestone hosted massive sulphide lenses.

**Drill hole BAH-19 was stopped in high grade mineralization due to deteriorating core recoveries.

Results on the project to date continue to meet expectations and outline bulk mineable potential with local zones of higher grade mineralization.  Local high grade gold results in drill hole BAH-20 confirms previous surface sampling in the southern part of the Main Zone. The Company is strongly encouraged with the continued exploration results which outline both thicker skarn sections near surface (BAH-20),  increasing in width at depth  (BAH-21) as well as wide sections of low grade mineralized intrusion to the north (BAH- 18).

March 21, 2005

The mineralized system at the Main Zone, including mineralized skarns, sediments and porphyry, has now been successfully drilled over a strike length exceeding 700 meters to depths locally exceeding 200 meters.  Detailed surface mapping and trenching are ongoing and the Company plans to keep stepping out to the north, south and at depth.

In order to accelerate the pace of exploration at the Main Zone, the Company is pleased to report that it has secured a second diamond drill rig which is being mobilized to site.  It is currently expected that this second drill rig will begin working at the Main Zone in early April.

Drill hole BAH-21 (At depth from drill hole BAH-20, shown on section 270 N) has been completed and has been sent for assay.  Core drilling at the Main Zone is continuing with drill hole BAH-22.

Results from a series of regional exploration reverse circulation drill holes (#12 to 16), testing targets in the NW part of the property (plan map attached with regional RC drill hole collar locations) have also been received.  Although no potentially ore grade intersections have been found in these early test holes, anomalous intersections of interest are noted (see map) and warrant further surface work on peripheral targets outside of the Main Zone and Los Alisos.  The Reverse Circulation rig is currently inactive awaiting a full mechanical revision and repairs.

Please refer to the drill hole location plan map attached for the general location of all drill holes and sections.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director,  Mr. Brent Gonek, B.Sc, Geology, G.I.T., and Mr. Paul Turnbull, P.Geol,  consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/COO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

Tyler Resources Inc.
Bahuerachi Project
Mexico
Sketch Geology, Sections
and
drill hole
Locations
NR# 05-07
March 21st, 2005
NORTH
05-BAH-18
05-BAH-17
04-BAH-16
04-BAH-15
RC-5
RC-4
RC-3
04-BAH-14
RC-2
04-BAH-13/ RC-1
05-BAH-19
05-BAH-21
05-BAH-20
Section 2NE North
Section 270 North
Legend
Sketch Geological Compilation
Phase 1, July 2004
Lithological Units
Post Mineral Intrusions (diorite, andesites, dacites, rhyolites)
Undifferentiated high grade breccia and skarn zones
Quartz-Feldspar porphyries (QFP) Undifferentiated
Limestone and marbles
Mixed volcanic and sedimentary units
Phase 1 drill hole collar locations, number and surface trace
Phase 2 drill holes completed, assays reported
Phase 2 drill holes completed, assays outstanding
Phase 2 drill holes in progress
Phase 2 drill holes, drill pads ready
Scale
0
250 M
500 Meters

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED GEOLOGICAL DRILL SECTION 2 NE, DRILL HOLES BAH 18, Looking North-East
Refer to geological compilation sketch map for section location, NR 05-07

DDH BAH-18
(2004 trench)
36 meters
0.4 % Cu
(oxidized QFP)
(2004 trench)
24 meters
0.51 % Cu
(oxidized QFP)
(2004 trench)
21 meters
1.12 % Cu
(2004 trench)
30 meters
0.72 % Cu
(2004 trench)
18 meters
2.11 % Cu
0.26 g/t Au
37 g/t Ag
109.03 meters
0.40 % Cu
2.7 g/t Ag
0.02 % Mo
Including:
19.85 meters
0.98 % Cu
4.4 g/t Ag
0.029 % Mo
19.25 meters, 0.20 % Cu
0.023 % Mo
(2004 trench)
32 meters
0.06 % Cu
(oxidized, leached QFP)
(2001trench)
11 meters
1.78 % Cu
0.11 g/t Au, 11 g/t Ag)
DDH BAH-08/09
(2004, Phase 1)
900 m Elev.
800 m Elev.
UTM 785, 400 E
UTM 785, 500 E
UTM 785, 700 E
UTM 785, 800 E

Scale
0
100 m

LEGEND
(Section trending 120°, looking northeast)

Drill hole collar location, number and projected trace.

Geology (simplified)

- Post mineral andesite/rhyolite dykes
- QFP porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
- Mineralized Skarn and skarn/breccia systems
- Limestone
- Mixed sediments and volcanics, locally stockworked with weak Cu mineralization

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,
DRILL HOLES 04-BAH-20 and BAH-21(geology), Looking North, Section 270 North
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-07

DDH BAH-20
DDH BAH-21
47.38 m @ 0.34% copper
1.79 g/t Au, 5.9 g/t Ag, 0.032 % Mo
10.55 m @ 1.06% copper
0.1 g/t Au, 22.13 g/t Ag, 0.76 % Zn
900 m elev
1.88 meters @
44.7 g/t Au
(1.4 Oz/t) Gold
49.5 g/t Ag
(1.6 Oz/t Silver)
0.38% Cu
88 m @ 0.60% copper
9.3 g/t Ag, 0.22 % Zn
800 m elev
227.65m EOH
FAULT
DDH-21 results outstanding
250m EOH
700 m elev
785,200E
785,300E
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite/rhyolite dykes
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Mineralized Skarn and skarn/breccia systems
Limestone, local fracture/bedding controlled marble and skarn developement
Mixed sediments and volcanics, locally stockworked with weak Cu mineralization
Scale
0
50 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT
Regional reverse circulation drilling program, drill hole locations
NR 05-07

Claim Block Outline
RC 16, 65 to 70 feet,
1.52 m @ 19.4 g/t Ag
N
RC-14 (A&B)
RC-13
RC-12
RC-15
RC-16
Fault
RC 12, 140 to 145 feet,
1.52 m @ 6.4 g/t Ag and 0.37% Cu
RC-7
MAIN PORPHYRY
Complex
RC-8/9
RC-10/11
RC-8 : 7.62 m @ 3.0 g/t Au, 34 g/t Ag
RC-9: 9.14 m @ 2.18 g/t Au, 182 g/t Ag
and RC-9 : 12.19 m @ 1.52 g/t Au, 9.53 g/t Ag
Fault
Scale
0
1,000 m
2,000 meters
2 Km
RC hole locations, anomalous values
RC-8/9
RC hole locations, no anomalous values
RC-7